EXHIBIT 3.1
CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
ORASURE TECHNOLOGIES, INC.

OraSure Technologies, Inc. (the “Corporation”), a corporation organized and existing under the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that:

1.    The name of this corporation is OraSure Technologies, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 5, 2000 under the name Edward Merger Subsidiary, Inc. The Certificate of Incorporation was previously amended on May 23, 2000 pursuant to Sections 242 of the General Corporation Law. Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment (this “Amendment”) amends certain provisions of the Company’s Certificate of Incorporation, as amended (the “Charter”).

2.    This Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the General Corporation Law.

3.    The Charter is hereby amended by amending and restating Article IX thereof to read in its entirety as follows:

Article IX

A.    No Director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such Director as a Director; provided, however, that this ARTICLE IX shall not eliminate or limit the liability of a Director to the extent provided by applicable law: (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the Director derived an improper personal benefit.

B.    To the fullest extent permitted by the General Corporation Law of Delaware, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the General Corporation Law of Delaware is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended. For purposes of this ARTICLE IX, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

C.    No amendment to or repeal of this Article IX shall apply to or have any effect on the liability or alleged liability of any Director or Officer of the Corporation for or with respect to any acts or omissions of such Director or Officer occurring prior to such amendment or repeal.

4.    All other provisions of the Charter shall remain in full force and effect.

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 16th day of May, 2024.

ORASURE TECHNOLOGIES, INC.

By:	/s/ Carrie Eglinton Manner
Carrie Eglinton Manner
President and Chief Executive Officer